UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month	November 2012
Commission File Number	0-27760

MIRANDA GOLD CORP.

Unit 1 – 15782 Marine Drive, White Rock, BC, Canada V4B 1E6
(Address of principal executive office)

(indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40 F.

Form 20-F  ☒   Form 40 F  ☐

Indicate by check mark whether by furnishing the information contained in this Form the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐   No  ☒

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

DOCUMENTS FILED:
EX-99.1 Press Release November 1, 2012: Miranda Acquires Two Projects in Nevada’s Walker Lane
EX-99.2 Press Release November 5, 2012: Drilling Resumes at Miranda’s Red Canyon Project
EX-99.3 Press Release November 15, 2012: Miranda To Carry Out $3 Million Private Placement
EX-99.4Press Release November 28, 2012: Miranda Gold Increases Size of Non-Brokered Private Placement

DESCRIPTION:

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MIRANDA GOLD CORP.
(Registrant)

Date: December 3, 2012	By:	“Doris Meyer”
(Signature)

Doris Meyer, Chief Financial Officer and Corporate Secretary